[Air Lease Corporation Letterhead]

April 3, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attention:	W. John Cash
Branch Chief

Re:          Air Lease Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

File No. 001-35121

Dear Mr. Cash:

On behalf of Air Lease Corporation (the “Company”), we submit this letter in response to your letter dated March 22, 2012 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 9, 2012.

In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response.

Financial Statements

Note 1.  Summary of Significant Accounting Policies

Rental of flight equipment, page 65

1.     We note that you lease flight equipment principally under operating leases.  We further note that your flight equipment is potentially subject to physical destruction.  Please tell us whether any of your leases contain nonperformance related default covenants.  To the extent that any of your leases contain such covenants, please tell us the specific terms of the covenants and explain to us how you consider them in the minimum lease payments you use to determine lease classification.  Please also tell us whether any of your leases contain material adverse change clauses, cross-default provisions, or other subjective default clauses and explain to us how you consider those provisions in your lease classification analysis.  Please refer to ASC 840-10-25-14 and ASC 840-10-25-1(d) for guidance.

RESPONSE TO COMMENT 1

The Company respectfully submits that we are principally engaged in the leasing of commercial aircraft throughout the world. As of December 31, 2011, our fleet consisted of 102 aircraft with a weighted-average remaining lease term of 6.6 years. We acquired this fleet of 102 aircraft from 24 separate owners and operators of aircraft, 51 of which were subject to existing operating leases originated by 12 different aircraft lessors. A portion of the aircraft that we acquired subject to existing operating leases contained nonperformance related default covenants, material adverse change clauses and cross-default provisions.

In determining lease classification the Company reviews all necessary criteria under ASC 840-10-25. To date, these nonperformance related default covenants, material adverse change clauses and cross-default provisions have not had an impact on our lease classification assessment, as the minimum lease payments due under the leases do not equal or exceed 90% of the fair market value of the equipment on an undiscounted basis. Furthermore, we do not expect our leases to be classified as capital leases as the weighted-average remaining lease term on our fleet was 6.6 years, as compared to the 25 year useful life of an aircraft.

The Company does not typically include subjective nonperformance related default covenants in the lease contracts that we originate. However, we continue to evaluate all lease contracts for these types of provisions and their impact on lease classification.

*   *   *   *   *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the foregoing to the undersigned at (310) 553-0555.

Respectfully submitted,

/s/ Gregory B. Willis

Gregory B. Willis
Senior Vice President and
Chief Financial Officer

cc:           Steven F. Udvar-Házy, Chairman and Chief Executive Officer

John L. Plueger, President and Chief Operating Officer

Grant A. Levy, Executive Vice President, General Counsel and Secretary